January 21, 2020

BY EDGAR

Ms. SiSi Cheng

Mr. Kevin Stertzel

Office of Manufacturing

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2019 Filed June 18, 2019 File No. 001-06439

Dear Ms. Cheng and Mr. Stertzel:

On behalf of our client Sony Corporation (“Sony”), I am writing to request an extension of the expected timing of Sony’s response to the January 15, 2020 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Sony’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019.

Due to the nature of the staff’s comments, Sony would appreciate receiving approval from the staff to file its response on or about February 17, 2020.

If you have questions or require additional information, please do not hesitate to contact me at (212) 225-2286.

Very truly yours,

/s/ Adam E. Fleisher

Adam E. Fleisher

cc:	Mr. Hiroki Totoki, Senior Executive Vice President and Chief Financial Officer Sony Corporation